UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report

Pursuant to Regulation A of the Securities Act of 1933

December 28, 2020

Date of Report: (Date of earliest event reported)

MASTERWORKS 003, LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2276197
State of other jurisdiction of incorporation or 0rganization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Class of Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks 003, LLC (the “Company”) in its Current Report on Form 1-U as filed with the SEC on November 17, 2020, on November 16, 2020, the Company and the 003 Segregated Portfolio of Masterworks Cayman, SPC consummated the sale of its sole material asset and commenced dissolution and winding up in accordance with Section 6.1(c) of the Company’s Amended and Restated Limited Liability Company Operating Agreement. On December 28, 2020, the Company filed a Certificate of Cancellation with the Delaware Secretary of State and the Company was dissolved.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description of Exhibit

9.1	Certificate of Cancellation, dated December 28, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 003, LLC

	By:	/s/ Joshua B. Goldstein
	Name:	Joshua B. Goldstein
	Title:	General Counsel

Date: December 29, 2020